MAIL STOP 0303

June 6, 2005

By Facsimile (516) 750-9717 and U.S. Mail
Raymond Barton
MarketShare Recovery, Inc.
33 South Service Road, Suite 111
Jericho, New York 11753

Re:  	MarketShare Recovery, Inc.
	Schedule 14f-1 filed on May 31, 2005
	File No. 005-79122

Dear Mr. Barton:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14f-1

General

1. You disclose that simultaneously with the merger, certain security holders of MarketShare will surrender 2,208,521 shares of your common stock. However, the disclosure is unclear as to how MarketShare will achieve this. Please advise how MarketShare will have its security holders surrender their common stock.

   Directors and Executive Officers, page 8

2. We note that that the board of directors does not have any committees. In this regard, your filing should state the basis for the view of the board of directors that it is appropriate for the registrant not to have a nominating committee and identify each director who participates in the consideration of director nominees. Also, revise to disclose the information regarding the director nomination process of MarketShare. See Item 7(d)(2) of Regulation 14A.

3. Please disclose the information required by Item 7(f) of
Schedule 14A, such as disclosure regarding the number of meetings of the board of directors. Also future filings should disclose whether MarketShare has a process for security holders to send
Communications to the board of directors, as required by Item 7(h) of
Schedule 14A.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

         					Very truly yours,



          					Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions